EXHIBIT 12

PEPSICO, INC. AND SUBSIDIARIES

Computation of Ratio of Earnings to Fixed Charges

(in millions except ratio amounts, unaudited)

	12 Weeks Ended
	3/24/07	3/25/06
Earnings:

Income before income taxes	$1,473	$1,315

Unconsolidated affiliates interests, net	(50)	(41)

Amortization of capitalized interest	1	1

Interest expense	42	62

Interest portion of rent expense (a)	24	19

Earnings available for fixed charges	$1,490	$1,356

Fixed Charges:

Interest expense	$42	$62

Capitalized interest	4	3

Interest portion of rent expense (a)	24	19

Total fixed charges	$70	$84

Ratio of Earnings to Fixed Charges (b)	21.15	16.25

(a)	One-third of net rent expense is the portion deemed representative of the interest factor.

(b)	Based on unrounded amounts.